UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2026

Avi S. Katz
Chief Executive Officer and Chairman
GigCapital7 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

Samuel Gibson
Chief Executive Officer
Hadron Energy, Inc.
3 Twin Dolphin Drive, STE 260
Redwood City, CA 94065

Re: GigCapital7 Corp.
Registration Statement on Form S-4
Filed November 12, 2025
File No. 333-291477

Dear Avi S. Katz and Samuel Gibson:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

We rely heavily on our intellectual property portfolio..., page 91

1. We note your disclosure that you either own or have significant license rights to certain intellectual property applicable to your MMR design. Please disclose the material terms of any material licensing agreements.

The proposed Domesticated GigCapital7 Charter will provide, subject to limited exceptions, that the courts of the State of Delaware..., page 109

2. Please disclose in this section and in your disclosure regarding the exclusive forum provision on page 181 all material terms of the exclusive forum provision set forth in the Form of Post-Closing Certificate of Incorporation of Hadron Energy, Inc. provided in Annex E of your filing and ensure that such disclosure is consistent with the provision set forth in Annex E.

Background of the Business Combination, page 146

3. Please revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of GigCapital7 and Hadron Energy. Identify the individuals that participated in each negotiation, the material terms that were discussed, how parties' positions differed, and how issues were resolved. Your disclosure should reflect how the terms of the business combination evolved during negotiations. For example, we note your disclosure that on September 27, 2025, counsel for GigCapital7 provided to counsel for Hadron Energy a revised draft of the Business Combination Agreement that addressed "various structural issues" that had been identified during the legal due diligence process. Please revise to describe such structural issues and how they were addressed in the Business Combination Agreement.
4. Please discuss in greater detail the role and level of involvement from the referenced third parties in the due diligence process and in the GigCapital7 board's deliberations and analysis of the business combination. For example, explain the role and involvement of the "technical nuclear consultants" you reference and the involvement of GigCapital7's financial advisor which supported GigCapital7 management's view regarding valuation.
5. We note your disclosure that GigCapital7 presented an exclusive letter of intent to Hadron Energy, valuing Hadron Energy at $1 billion “based on the information provided and discussed the prior day.” Please revise to clarify the information provided that was the basis for the $1 billion valuation.

The GigCapital7 Board's Reasons for the Approval of the Business Combination, page 151

6. Please revise to clarify the source, nature, and substance of the "certain" unaudited prospective Hadron Energy financial information that was provided to GigCapital7 and referenced on page 151 and reconcile such reference with your statement on page 162 that "[n]o financial projections with respect to Hadron Energy were provided to the GigCapital7 Board for its consideration of the Business Combination." Similarly, we note your disclosure on page 162 that GigCapital7 management assumed that the estimates and data that the management of GigCapital7 approved for use in preparing the Materials were reasonably prepared on bases reflecting "the best currently available estimates and good faith judgments of management of Hadron Energy as to the future financial performance of," and are a reasonable basis upon which to assess, Hadron Energy, the Business Combination and the Merger and other matters covered thereby. Refer to Item 1606(b) of Regulation S-K. Please also clarify your reference on page 63 to the inclusion in the filing of projections and forecasts prepared by

Hadron Energy, as it does not appear that you have provided such projections and forecasts in the filing.

7. Please state whether or not an unaffiliated representative was retained for the purposes that Item 1606(d) of Regulation S-K specifies.

Summary of GigCapital7 Financial Analysis, page 161

8. We note your disclosure that the GigCapital7 Board noted the fact that based on the financial and valuation benchmarking materials, the combined company has the long-term potential to generate strong, sustainable free cash flow. Please revise to describe how the benchmarking materials provided the basis for such conclusion.

9. We note your disclosure that in assessing the merits of the Business Combination and the Merger from a financial point of view, the GigCapital7 Board generally used the same valuation analysis as that reflected in the Materials and used valuation assumptions that were substantially the same as those reflected in the Materials. Please revise to clarify the valuation analysis and valuation assumptions used by the GigCapital7 Board.

10. To the extent material, please discuss the relative size and operations of the selected companies used in the Materials and referenced on page 163 as compared to the size and operations of Hadron Energy.

11. Please revise to identify the “U.S. Executive Orders” referenced in this section.

Vote Required for Approval, page 167

12. Please revise to clarify the vote required for approval of the Business Combination. In that regard, it appears that your disclosure on page 167 that the Business Combination Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of one-third of the GigCapital7 Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Business Combination Proposal at the extraordinary general meeting, does not appear to be consistent with your disclosure on page xxxiii and elsewhere in your filing that references approval by the holders of a majority of the GigCapital7 Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The Stock Issuance Proposals, page 175

13. With respect to each of the stock issuance proposals, please revise to state the title and amount of the securities to be issued, the terms of such securities and the nature and amount of consideration to be received by the registrant. We also note your disclosure on page viii that a form of the PIPE Subscription Agreement is attached to the proxy statement/prospectus as Annex K. However, it does not appear that such agreement has been provided as Annex K. Please revise. In addition, please revise to disclose why the BCA Stock Issuance Proposal seeks approval for the issuance of Series A Preferred Stock.

Material U.S. Federal Income Tax Considerations for Holders of GigCapital7 Securities and Domesticated GigCapital7 Securities
Tax Treatment of the Domestication, page 199

14. We note your disclosure that DLA Piper LLP will deliver an opinion that states, in part, that the disclosure contained under the heading “Material U.S. Federal Income Tax Considerations for Holders of GigCapital7 Securities and Domesticated GigCapital7 Securities—Tax Treatment of the Domestication” and “—U.S. Holders—Tax Effects of the Domestication to U.S. Holders” constitutes such firm’s opinion. However, it does not appear that such statement is included in the opinion filed as Exhibit 8.2. Please revise.

15. We note your disclosure regarding tax consequences of the Domestication to U.S. holders of GigCapital7 Class A Ordinary Shares and Public Warrants under proposed Treasury regulations if GigCapital 7 were classified as a PFIC at any time during such U.S. Holder’s holding period in GigCapital7 Class A Ordinary Shares or Public Warrants. Please revise to clarify any material tax consequences of the Domestication to such holders under current provisions of the Code and Treasury regulations if GigCapital 7 were classified as a PFIC at any time during such holding period.

Tax Consequences of the Merger to GigCapital7 and U.S. Holders of GigCapital7 Securities, page 209

16. We note your disclosure that neither GigCapital7 nor any U.S. Holder of GigCapital7 Securities that received Domesticated GigCapital7 Securities in connection with the Domestication is expected to be subject to any material U.S. federal income tax consequences as a result of the Merger. Please revise to disclose why neither GigCapital7 nor any U.S. Holder of GigCapital7 Securities that received Domesticated GigCapital7 Securities in connection with the Domestication is expected to be subject to any material U.S. federal income tax consequences as a result of the Merger and whether the tax treatment depends on whether or not the Merger qualifies as a "reorganization" under Section 368(a).

Material U.S. Federal Income Tax Considerations of the Merger to Holders of Hadron Common Stock, page 218

17. We note your disclosure that Duane Morris LLP will deliver an opinion that the Merger “should” qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If Duane Morris cannot give a “will” opinion, please disclose why not.

Comparative Historical and Unaudited Pro Forma Combined and Per Share Financial Information, page 224

18. In the last paragraph on page 224, you indicate that Selected Historical Financial Data of GigCapital7 is included elsewhere in this proxy statement/prospectus. However, such financial data does not appear to be presented elsewhere. Additionally, we note that the Selected Historical Financial Data of Hadron Energy is entitled Summary Historical Financial Information of Hadron Energy on page 54. Please revise this paragraph to correct for these differences.

Unaudited Pro Forma Condensed Combined Financial Information, page 226

19. We note on the fifth page of the forepart of the document that the proxy statement/prospectus covers 143,226,087 shares of Domesticated GigCaptial7 Common Stock that are to be issued or may be issuable in connection with the business combination. In this regard, provide disclosure within the notes to the pro forma financial statements similar to the table on page 229, which presents differing number of shares, and explain the differences between the number of shares.

4. Transaction Accounting Adjustments, page 235

20. We note adjustment (C) reflects the conversion of the Hadron Energy SAFEs into 4,381,904 shares of Post-Combination Company stock. Disclose how you derived the number of shares from the conversion of SAFEs, pursuant to Rule 11-02(a)(8) of Regulation S-K.

21. We note adjustment (F) reflects the issuance of 84,359,866 Post-Combination Company Common Shares to Post-Combination Company stockholders, which includes 79,977,962 Hadron Energy Common Shares and conversion of the Hadron Energy SAFEs into 4,381,904 shares. Please disclose how these shares were derived, pursuant to Rule 11-02(a)(8) of Regulation S-K. In this regard, disclose the number of shares of Domesticated GigCapital7 Common Stock for the Per Share Merger Consideration.

22. Adjustment (F) reflects the issuance of 79,977,962 Post-Combination Company Common Shares to Hadron Energy Stockholders. We note from page 22 that in connection with the de-SPAC transaction, 90,000,000 shares will be issued to Hadron Energy Stockholders, though 100,000,000 shares are reflected on page 27. Please clarify the differences between the shares to be issued to Hadron Energy Stockholders.

23. Explain to us why adjustment (H) uses a purchase price of $10.59 per share, while the Maximum Redemption Scenario detailed in Note 2 on page 234 uses a redemption price of $10.37 per share.

Certain Relationships and Related Person Transactions
Hadron Energy Related Person Transactions, page 326

24. Please ensure that you have provided all disclosure required by Item 404 of Regulation S-K with respect to each person who will serve as a director or an executive officer of the combined company. Refer to Item 18(a)(7)(iii) of Form S-4. For example, we note your disclosure on page F-45 regarding advances to the Company's primary stockholder for certain living and other personal expenses.

9. Related Party Transactions, page F-45

25. We note you disclose due from stockholder for $63,803 and $24,614 as of June 30, 2025 and December 31, 2024, respectively, which consists of advances to the Hadron Energy's primary stockholder for certain living and other personal expenses. For periods presented, please revise to disclose the terms and manner of settlement. Refer to ASC 850-10-50-1d.

General

26. With respect to each person who will serve as a director or an executive officer of the combined company, please update your disclosure to provide the information required by Item 402 of Regulation S-K for the most recently completed fiscal year. Refer to Item 18(a)(7)(ii) of Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey C. Selman, Esq., of DLA Piper LLP
Andrew M. Tucker, Esq., of Duane Morris LLP